245 Summer Street

Fidelity® Investments

Boston, MA 02210

July 15, 2019

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105 Fidelity SAI U.S. Quality Index Fund (the fund(s)) Post-Effective Amendment No. 472

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 472 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, the fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

This filing incorporates changes to the fund's new investment strategy, proposes a new benchmark index for the fund, and a revised benchmark description for the fund.

This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of September 28, 2019.  We request your comments by August 14, 2019. Please note that certain charts and tabular information will be included in the applicable Prospectus(es) and Statement(s) of Additional Information in a subsequent amendment to the trust’s Registration Statement.

Please contact Dana Turner at (603) 791-1092 with any questions or comments regarding this filing.

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/s/Dana Turner
Dana Turner
Legal Product Group